# Promethean Capital Group LLC

Statement of Financial Condition

December 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

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| SEC FILE NUMBER |
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| 8-50833 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/2021** (MM/DD/YY) AND ENDING **12/31/2021** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Promethean Capital Group LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**77Moshup Trail**
(No. and Street)

| **Aquinnah** | **MA** | **02535** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Eugene Kurt Kim** | **(617) 340-8374** | **kkim@promcap.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**RBSM LLP**
(Name – if individual, state last, first, and middle name)

| **805 Third Ave, 14th Floor** | **New York** | **New York** | **10022** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **09/24/2003** | **#587** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Eugene Kurt Kim, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Promethean Capital Group LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: E. Kurt Kim

Title: CFO

SEE ATTACHED

Notary Public

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**JURAT WITH AFFIANT STATEMENT**

State of NEW York } ss.

County of Orange

☐ See Attached Document (Notary to cross out lines 1–7 below)

☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], not Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________

7 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me

this 14th day of FEBRUARY, 2022, by
Date Month Year

EUGENE K. KIM

Name of Signer No. 1

N/A

Name of Signer No. 2 (if any)

[signature]

Signature of Notary Public

ALIYA H STIRPE
Notary Public - State of New York
NO. 01ST6168756
Qualified in Queens County
My Commission Expires Jun 18, 2023

*Place Notary Seal/Stamp Above*

*Any Other Required Information (Residence, Expiration Date, etc.)*

**OPTIONAL**

*This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ______________________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

## Contents

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Promethean Capital Group LLC
Aquinnah, MA

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Promethean Capital Group LLC (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2021.

New York, NY
February 11, 2022

Promethean Capital Group LLC

**Statement of Financial Condition**
**As of December 31, 2021**

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 39,533 |
| Prepaid expenses and other assets | 5,027 |
| **Total assets** | $ 44,560 |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Liabilities: | |
| Accrued expenses | $ 29,000 |
| **Total liabilities** | 29,000 |
| Members' equity | 15,560 |
| **Total liabilities and members' equity** | $ 44,560 |

See Notes to Statement of Financial Condition

## Promethean Capital Group LLC

**Notes to Statement of Financial Condition**

### Note 1. Organization

Promethean Capital Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company acts as an agent in the private placement of securities and as such is not required to have a clearing agreement with a broker.

In reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3. The Company operates as a "Non-Covered Firm" engaged in "Non-Covered Firm Activities" as defined by the SEC and FINRA.

The Company has incurred a net loss for the year ended December 31, 2021 and has incurred operating losses for several years, which have been funded by capital contributions from its members. The members of the Company have committed to make contributions to sustain the Company through, at least, the next 12 months from the date of the issuance of these financial statements. The Company believes this commitment will allow the Company to meet its obligations and continue to operate as a going concern.

### Note 2. Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash: Cash represents bank demand deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed insured limits. The Company does not believe it is exposed to any significant credit risk.

Income Taxes: No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to income taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2021, management has determined that there are no uncertain tax positions.

Financial Instruments—Credit Losses: Pursuant to ASU 2016-13, management's estimates of current expected credit losses (CECL) must be recognized immediately upon calculation of such estimates. For the year ended December 31, 2021, the Company did not hold any financial instruments which required management to estimate current expected credit losses (CECL).

### Note 3. Related Party Transactions

Pursuant to agreements with an affiliate under common control (the "Affiliate"), the Company reimburses the Affiliate for communications, compensation and general operating expenses paid by the Affiliate and shared by the Company. At December 31, 2021, no amount was owed to the Affiliate.

During the current and past years, members of the Company have made sufficient capital contributions of cash and contributed services to enable the Company to maintain its existence and net capital requirements.

### Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $10,533, which was $5,533 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.75 to 1.

### Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

### Note 6. Risks and Uncertainties

COVID-19 Global Pandemic: COVID-19, to date, has not materially impacted the Company's day-to-day operations. However, continuing uncertainty with respect to global economic activity may negatively impact the Company's revenue opportunities.

### Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial position was issued.